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                                   EXHIBIT 7.0

          ENERGAS RESOURCES, INC. AND POTOMAC STOCK AND ASSET EXCHANGE
                                    AGREEMENT

         This STOCK AND ASSET EXCHANGE AGREEMENT (the "agreement) is made and entered into this 2nd day of June, 2000, by and among Energas Resources, Inc. (an Oklahoma based publicly traded Canadian Corporation), Potomac Energy Corporation (an Oklahoma publicly traded Corporation),

                              W I T N E S S E T H:

         WHEREAS, Potomac Energy Corporation ("PEC") through its wholly owned subsidiary Potomac Energy (BVI), Ltd. owns a 25% interest in each of the RosaBlanca Associations and MonteCristo Association contracts as represented by the attached schedule "A" and desires to exchange its subsidiary Potomac Energy (BVI), Ltd. and therein the RosaBlanca and MonteCristo Association Contracts to Energas Resources, Inc. ("Energas") for stock consideration in Energas, and;

         WHEREAS, PEC owns a 9% interest in the Thomas Oil Refinery owned and operated by Dolphin Industries, Inc. (an Oklahoma Corporation) as represented by the attached schedule "B" and desires to exchange its 9% interest to Energas for stock consideration in Energas, and;

         WHEREAS, Energas desires to exchange its common stock to PEC for ownership of the above mentioned assets,

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

     1. Energas shall issue to PEC 1,900,000 shares of common stock. This stock shall be restricted according the rules and regulations of the Canadian Venture Exchange.

     2. Energas shall issue to PEC 2,000,000 warrants convertible to 2,000,000 shares of common stock. These warrants shall have a two-year expiration period from the date of issue with a strike price for the first year at $1.50 U.S. and a strike price for the second year at $1.72 U.S.

     3. Potomac shall transfer all rights and title and stock in its wholly owned subsidiary of Potomac Energy (BVI), Ltd. and all its assets therein which are outlined as follows:
         (i) Rosablanca Association Contract.
         (ii) Montecristo Association Contract.

     4. Potomac shall transfer all rights and title to its 9% interest in Dolphin Industries, Inc. and its asset as owner of the Thomas Refinery located in Thomas Oklahoma.

     5. Energas will assume all liabilities and payables associated with each of the above assets as itemized on the attached Schedule "C".

This agreement is subject to Board Approval by both companies and regulatory approval as required.

Nothing in this Agreement is intended to or shall confer upon anyone other than the Party(ies) hereto any legal or equitable right, remedy or claim. This Agreement shall be construed in accordance with the laws of the State of Oklahoma and may be amended or resolved only by a writing executed by the Party(ies) hereto. This Agreement may be executed in counterparts, which, when taken together, shall be deemed a single original.

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         IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the Party(ies) hereto as of the day and year first above written.

Energas Resources, Inc.
                                       /s/ GEORGE G. SHAW
                                       --------------------------------------
                                       Agreed By: George G. Shaw, President


Potomac Energy Corporation             /s/ CARL W. SWAN
                                       --------------------------------------
                                       Agreed By: Carl W. Swan, Chairman